Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp.

277 Lakeshore Rd. East

Suite 302

Oakville, ON

L6J 1H9

Item 2 – Date of Material Changes:

September 21, 2015, September 24, 2015 and September 30, 2015

Item 3 – News Release:

News releases in respect of a public offering of common shares were disseminated over CNW on September 21, 2015, September 24, 2015 and September 30, 2015.

Item 4 – Summary of Material Change:

On September 21, 2015, Concordia Healthcare Corp. (“Concordia” or the “Company”) announced that it had filed a preliminary prospectus supplement (the “Preliminary Supplement”) to the short form base shelf prospectus dated July 16, 2015 with the securities regulatory authorities in each of the provinces of Canada and a preliminary prospectus supplement (the “U.S. Preliminary Supplement”) to a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission, relating to the proposed issuance of 8,000,000 common shares (“Offered Shares”) of the Company (the “Offering”).

On September 24, 2015, Concordia announced that the Offered Shares were being offered at a price of US$65.00 per common share (the “Offering Price”) and that the gross proceeds from the Offering to Concordia were expected to be US$520 million.

On September 30, 2015, Concordia announced that it had closed the Offering for aggregate gross proceeds of US$520 million.

Item 5 – Full Description of Material Change:

5.1 Full Description of Material Change

On September 21, 2015, Concordia announced that it had filed the Preliminary Supplement to the short form base shelf prospectus dated July 16, 2015, with the securities regulatory authorities in each of the provinces of Canada and the U.S. Preliminary Supplement to a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission, relating to the Offering. The Company further announced that final pricing and determination of the total size of the Offering would occur prior to the filing of the final prospectus supplement in respect of the Offering.

On September 24, 2015, Concordia announced that the Offered Shares were being offered at the Offering Price and that the gross proceeds from the Offering were expected to be US$520 million.

In addition, the Company announced that it had granted the Underwriters (as defined below) an option (the “Underwriters’ Option”) to purchase up to an additional 1,200,000 common shares of Concordia at the Offering Price per additional share, exercisable at any time, and from time to time, in whole or in part, up to 30 days from and including the date of closing of the Offering. If the Underwriters’ Option is exercised in full, the total gross proceeds to Concordia are expected to be US$598 million.

On September 30, 2015, Concordia announced that it had closed the Offering of 8,000,000 common shares for aggregate gross proceeds of US$520 million.

The Offering was conducted by a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jefferies LLC, as additional book running managers (collectively and together with the Canadian affiliates of certain of the book running managers, the “Underwriters”).

The net proceeds of the Offering will be used to fund, in part: (i) a portion of the purchase price for the acquisition by the Company of all of the outstanding shares in the capital of Amdipharm Mercury Limited (the “Acquisition”); and (ii) the fees and expenses incurred in connection with the Acquisition.

In the event that the Acquisition is not completed, the net proceeds from the Offering will initially be added to the Company’s working capital and will subsequently be used to fund future acquisitions in furtherance of the Company’s business plan, for general corporate purposes and to potentially repay certain debt obligations of the Company.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Adrian de Saldanha, Chief Financial Officer, 905-842-5150

Item 9 – Date of Report:

October 1, 2015.

Notice regarding forward-looking statements:

This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the exercise of the Underwriters’ Option, the use of proceeds of the Offering and the completion of the Acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the Acquisition, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.